UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-13926

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Diamond Offshore 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Diamond Offshore Drilling, Inc.

15415 Katy Freeway

Houston, Texas 77094

REQUIRED INFORMATION

Item 4.

The financial statements and schedules of the Diamond Offshore 401(k) Plan for the fiscal year ended December 31, 2016 (attached).

Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

DIAMOND OFFSHORE 401(k) PLAN

Financial Statements as of December 31, 2016 and 2015 and for the Year Ended December 31, 2016,

Supplementary Information as of December 31, 2016

and Reports of Independent Registered Public Accounting Firm

DIAMOND OFFSHORE 401(k) PLAN

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules

  and Regulations for Reporting and Disclosure under the Employee Retirement Income

  Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee

Diamond Offshore 401(k) Plan

Houston, Texas

We have audited the accompanying statements of net assets available for benefits of the Diamond Offshore 401(k) Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets held at end of year has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/Weaver and Tidwell, LLP

Houston, Texas

June 13, 2017

Diamond Offshore 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets:
Investments, at fair value	$427,769,843	$474,723,858

Receivables
Employer contributions	2,020,187	3,071,173
Participant contributions	292,748	315,012
Notes receivable from participants	9,908,509	12,263,364

Total receivables	12,221,444	15,649,549

Net Assets Available for Benefits	$439,991,287	$490,373,407

See Notes to Financial Statements.

Diamond Offshore 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2016
ADDITIONS:
Investment income:
Dividends	$14,458,164
Net appreciation in fair value of investments	10,684,036
Interest income on investments	1,179,743

Net investment income	26,321,943

Interest income on notes receivable from participants	439,890

Contributions:
Participants	18,945,946
Employer	11,937,606
Rollovers	503,703

Total contributions	31,387,255

Total additions	58,149,088

DEDUCTIONS:
Benefits paid directly to participants	(108,421,463)
Other expenses, net of revenue credits	(109,745)

Total deductions	(108,531,208)

Net Decrease	(50,382,120)
Net Assets Available for Benefits, Beginning of Year	490,373,407

Net Assets Available for Benefits, End of Year	$439,991,287

See Notes to Financial Statements.

Diamond Offshore 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

1. Description of Plan

The Diamond Offshore 401(k) Plan, or the Plan, was established effective July 1, 1989. Diamond Offshore Management Company, which we refer to as “we,” “us” or “our,” is the Plan’s sponsor and a wholly-owned subsidiary of Diamond Offshore Drilling, Inc., or Diamond Offshore. The adoption of the Plan in its entirety is intended to comply with the provisions of Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code of 1986, as amended, or the IRC, and applicable regulations thereunder. The Plan is intended to qualify as a profit-sharing plan in accordance with the requirement of Section 401(a) (27) of the IRC.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General – The Plan is a defined contribution retirement plan for our U.S. employees and other subsidiaries of Diamond Offshore Drilling, Inc., collectively, the Participating Employers, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, and the IRC.

Administration – The Plan is administered through an administrative and investment committee appointed by our Board of Directors, or Board. Fidelity Management Trust Company, or Fidelity, is the Plan’s trustee.

Plan Expenses and Revenue Credits – There were no direct administrative expenses charged to the Plan and paid by us in 2016. Portfolio advisory services and other fees are charged to Participants’ accounts by Fidelity. Expenses may be allocated among all participants’ accounts or, charged to individual accounts for expenses directly related to a participant. Participants’ accounts may also be allocated with revenue credits which are calculated and distributed by Fidelity on a quarterly basis. Revenue credits occur when the recordkeeping revenue received by Fidelity in connection with plan services exceeds agreed upon compensation paid to Fidelity. For the year ended December 31, 2016, participant expenses were partially offset by revenue allocations resulting in net expense to the Plan of $109,745.

Participants – Employees of the Participating Employers become participants of the Plan on the first enrollment date following their hire date, as defined in the Plan and subsequent amendments.

Contributions –

•	Employee contributions/deferrals – Each year, participants may make voluntary pre-tax or Roth contributions of 1% to 50% of his or her qualified annual compensation, as defined by the Plan. Participants may also make voluntary after-tax contributions in an amount which, when added to the participant’s before-tax and/or Roth contributions, does not exceed 50% of his or her qualified annual compensation, as defined by the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Catch-up contributions are subject to employer matching contributions in certain circumstances. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover). Participants direct the investment of their contributions into various investment options offered by the Plan. Contributions are subject to certain federally mandated limitations.

•	Employer matching contributions – During 2016 and 2015 the Participating Employers made matching contributions equal to 100% of the first 6% of each contributing employee’s qualified annual compensation on a before-tax and/or Roth elective deferral basis. The employer matching contribution is intended to satisfy a safe harbor contribution formula permitted by Internal Revenue Service (IRS) regulations. By making the safe harbor matching contribution, the Plan will automatically satisfy the nondiscrimination requirements that otherwise would apply to 401(k) contributions made by the Plan. Employer contributions to the Plan are invested based on the participant’s investment election. If a participant fails to make a designation, his or her contributions shall be invested in the Plan’s default investments in a life-cycle fund with the target retirement date nearest to age 65. Life-cycle funds are designed for target retirement dates between 2005 and 2055 at five year intervals, and the mix of investments in each fund changes over time becoming more conservative as the target retirement date approaches. Effective January 1, 2017, the Participating Employers matching contribution was reduced to 100% of the first 5% of an employee’s qualified annual contribution.

•	Profit sharing contributions – A profit sharing contribution may be made at our discretion to all participants without regard to employee contributions to the Plan. Participating Employers ceased making discretionary profit sharing contributions under the Plan with respect to compensation earned by Plan participants effective May 1, 2015.

Investment Funds – The Plan is intended to be a plan described in Section 404(c) of ERISA and as a result it offers participants a variety of investment options. These options include mutual funds, the Fidelity Treasury Only Money Market Fund, the Fidelity Managed Income Portfolio II, or the MIP II Fund, and Diamond Offshore Drilling, Inc. Common Stock, or DO Common Stock. Investment elections to DO Common Stock are limited to no more than 25% of a participants’ total election. We periodically review the options available through the Plan to continue to help participants meet their financial goals and investment objectives.

Plan participants, at their sole discretion, may transfer amounts between the various investment options, including DO Common Stock. Transfers that would cause the value of the DO Common Stock account to exceed 25% of the value of the Plan participant’s account are disregarded and such amounts remain invested in the investment fund from which the transfer was initiated.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Participating Employers’ and the participant’s contributions, as well as an allocation of the Plan’s earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Individual participant accounts invested in the MIP II Fund are maintained on a unit value basis as of December 31, 2016. Participants do not have beneficial ownership in specific underlying securities or other assets in the funds, but have an interest therein represented by units valued as of the last business day of the period. The funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Vesting – Each participant has, at all times, a fully vested and non-forfeitable interest in his or her contributions, earnings and employer contributions made by the Participating Employers (including all profit sharing contributions for years prior to January 1, 2007). Employer profit sharing contributions for years beginning on or after January 1, 2007 are fully vested after the lapse of three years from the participant’s original hire date. The Plan provides for full vesting of benefits for all Plan participants whose employment is terminated due to a reduction-in-force on or after October 1, 2014.

Forfeitures – Forfeitures resulting from the separation of service of participants not fully vested in the Plan can be applied first to reduce direct administrative expenses charged to the Plan, if any, for the year, and next, to reduce the Participating Employers’ contributions to the Plan. During 2016, we used $236,000 from the forfeiture account to reduce employer contributions. As of December 31, 2016 and 2015, forfeiture balances available to reduce future direct administrative expenses and contributions to the Plan and any related earned investment income were $9,816 and $73,140, respectively.

Notes receivable from participants – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined by Plan management, and varying maturity dates, typically not exceeding five years. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits – Upon separation of service, each participant may elect to receive their entire account balance in a single lump-sum cash payment, leave their account invested in the Plan or choose a direct rollover to an eligible retirement plan. To the extent the participant’s accounts are invested in DO Common Stock, the participant may elect payment in whole shares of such stock with any fractional shares paid in cash or a lump-sum cash payment. A participant’s account with a vested interest of $1,000 or less is automatically distributed in a lump-sum cash payment.

Plan Termination – Although we do not expect to do so, we have the right under the Plan to discontinue contributions by the Participating Employers at any time and to terminate the Plan subject to the provisions of ERISA. Upon our termination of the Plan, participants would become 100% vested in their accounts and the trustee will distribute to each participant the amounts credited to his or her account.

From 2014 into 2016, we incurred a significant reduction-in-force, which triggered a partial Plan termination. In accordance with IRS guidance and pursuant to a Plan amendment, effective October 1, 2014, all active participants of the Plan whose employment is terminated as a result of a reduction-in-force will be fully vested in all contributions under the Plan, including any profit sharing contributions by the Participating Employers.

2. Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, or GAAP.

Use of Estimates – The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians, and insurance company. See Note 4.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded at the ex-dividend date, and interest is recorded as earned. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 and 2015. If a participant ceases to make loan repayments, such loans are considered delinquent loans, or delinquent participant notes receivable, as specified in the Plan. Delinquent participant notes receivable are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits – Benefit payments are recorded when paid.

Expenses – Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Plan’s sponsor, as provided in the plan document. Expenses that are paid by the Plan’s sponsor are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of the fair value of investments.

New Accounting Pronouncements/Accounting Changes

In May 2015, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent), or ASU 2015-07. ASU 2015-07 impacts reporting entities that measure an investment’s fair value using the net asset value, or NAV, per share (or an equivalent) practical expedient. The amendments in ASU 2015-07 eliminate the requirement to classify the investment within the fair value hierarchy. In addition, the requirement to make certain disclosures for all investments eligible to be assessed at fair value with the net asset value per share practical expedient has been removed. Instead, such disclosures are restricted only to investments that the entity has elected to measure using the practical expedient. The new guidance is effective for public entities with reporting periods beginning after December 15, 2015. The adoption of ASU 2015-07 for the year ended December 31, 2016 did not have a material impact on the Plan’s financial statements and has been applied retrospectively to prior periods presented. See Note 4.

3. Stable Value Fund

During 2016 and 2015, the Plan held an interest in the MIP II Fund. The MIP II Fund is a common/collective trust fund sponsored by Fidelity and is considered to be a stable value fund with underlying investments in investment contracts that carry a “benefit responsiveness” feature, which among other things, guarantees that participant-initiated withdrawals from the fund will be covered at contract value. The MIP II Fund may invest in fixed interest insurance investment contracts (or wrap contracts), money market funds, corporate and governmental bonds, mortgage-backed securities, bond funds, and other fixed income securities. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the MIP II Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted. The Plan is required to provide a one (1) year redemption notice to liquidate its entire share in the MIP II Fund.

The MIP II Fund imposes certain restrictions on the Plan, and the MIP II Fund itself may be subject to circumstances that impact its ability to transact at contract value. However, Plan management believes that the occurrence of events that would cause the MIP II Fund to transact at less than contract value is not probable.

4. Fair Value Measurements

The Plan’s investments are stated at fair value using a fair value hierarchy prescribed by GAAP that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of input that may be used to measure fair value:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include: quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following is a description of the valuation methodologies used for Plan assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Mutual Funds – Shares of mutual funds, which are registered securities, are valued at quoted market prices, representing the net asset value, or NAV of shares held by the Plan at year end. The mutual funds held by the Plan are deemed to be actively traded.

DO Common Stock – Shares of publicly traded common stock of Diamond Offshore are valued based on quoted market prices.

Stable Value Fund – The MIP II Fund is a common/collective trust fund valued using the NAV of the fund, which is based on the fair value of the underlying net assets, some of which are traded in active markets and have quoted market prices, while others may be valued by reference to securities with similar characteristics that are traded in active markets, or by using a discounted cash flow model. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value.

The valuation methods as described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016 and 2015.

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	$343,415,908	$—	$—	$343,415,908
Money market funds	8,118,126	—	—	8,118,126
DO Common Stock	9,241,393	—	—	9,241,393

Total assets in the fair value hierarchy	$360,775,427	$—	$—	$360,775,427

Stable Value Fund measured at NAV*				66,994,416

Investments at fair value				$427,769,843

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$371,680,415	$—	$—	$371,680,415
Money market funds	8,476,681	—	—	8,476,681
DO Common Stock	9,649,034	—	—	9,649,034

Total assets in the fair value hierarchy	$389,806,130	$—	$—	$389,806,130

Stable Value Fund measured at NAV*				84,917,728

Investments at fair value				$474,723,858

*	In accordance with ASU 2015-07, certain investments that are measured at fair value using NAV per share (or its equivalent) have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to provide reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

5. Plan Tax Status

The Internal Revenue Service has determined and informed us by a letter dated October 7, 2015 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, that the Plan is qualified, and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires the plan administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

6. Related-Party Transactions

Certain Plan investments are shares of mutual funds and a stable value fund managed by the trustee of the Plan. The DO Common Stock investment option invests in the common stock of Diamond Offshore. Transactions with the trustee, the Participating Employers and Diamond Offshore qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2016 and 2015, the Plan held 522,069 and 457,130 shares, respectively, of common stock of Diamond Offshore, with a cost basis of $20,190,899 and $21,670,512, respectively.

7. Risks and Uncertainties

The Plan invests in various investment securities that are exposed to various risks such as interest rate, market and credit risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that change in the value of investment securities will occur in the near term and that some changes could materially affect participant account balances and the assets reported in the statement of net assets available for benefits.

DIAMOND OFFSHORE 401(k) PLAN

EIN 13-3560049 PN 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i –

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2016

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
*	Fidelity Managed Income Portfolio II	Stable value fund	**	$66,994,416
*	Fidelity Growth Company Fund Class K	Growth fund	**	40,664,779
*	Fidelity Low-Priced Stock Fund Class K	Growth fund	**	11,350,542
	Dodge & Cox Stock Fund	Growth & income fund	**	33,866,976
	Invesco Diversified Dividend Fund R5	Growth & income fund	**	26,043,150
	Prudential Total Return Bond fund Class Q	Income fund	**	37,932,192
	PIMCO All Asset Fund – Institutional	Growth & income fund	**	2,013,815
	American Funds – EuroPacific-Growth Fund – Class R6	International equity fund	**	12,775,845
	MFS International Diversification R4	International equity fund	**	18,611,900
*	Fidelity 500 Index – Institutional	Growth & income fund	**	24,088,220
	Vanguard Extended Market Index Fund	Growth fund	**	8,369,775
	JP Morgan Large Cap Growth Class R6	Growth fund	**	5,817,191
	American Beacon Small Cap Value Fund – Institutional	Growth fund	**	3,065,672
	GS Satellite Strategies Portfolio – Institutional Shares	Growth fund	**	1,890,422
	T. Rowe Price Mid-Cap Growth Fund	Growth fund	**	22,157,976
	T. Rowe Price Retirement 2005 Fund	Target date retirement fund	**	191,754
	T. Rowe Price Retirement 2010 Fund	Target date retirement fund	**	1,880,909
	T. Rowe Price Retirement 2015 Fund	Target date retirement fund	**	1,700,986
	T. Rowe Price Retirement 2020 Fund	Target date retirement fund	**	10,045,488
	T. Rowe Price Retirement 2025 Fund	Target date retirement fund	**	11,248,495
	T. Rowe Price Retirement 2030 Fund	Target date retirement fund	**	14,386,701
	T. Rowe Price Retirement 2035 Fund	Target date retirement fund	**	10,310,782
	T. Rowe Price Retirement 2040 Fund	Target date retirement fund	**	18,993,398
	T. Rowe Price Retirement 2045 Fund	Target date retirement fund	**	11,458,983
	T. Rowe Price Retirement 2050 Fund	Target date retirement fund	**	11,665,224
	T. Rowe Price Retirement 2055 Fund	Target date retirement fund	**	2,166,870
	T. Rowe Price Retirement Balanced Fund	Target date retirement fund	**	717,863
*	Fidelity Treasury Only Money Market Fund	Money market fund	**	8,118,126
*	Diamond Offshore Drilling, Inc. Stock	Company stock	**	9,241,393

		Total Investments		427,769,843

*	Notes receivable from Participants	Interest at 4.25% to 7.25%, maturing in years 2017 to 2026	—	9,908,509

	Total			$437,678,352

*	Party-in-interest.
**	Cost information not provided as investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan administrative committee of the Diamond Offshore 401(k) Plan has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIAMOND OFFSHORE 401(k) PLAN

Date: June 13, 2017

	By:	/s/ Aaron Sobel
	Name:	Aaron Sobel
	Title:	Administrative Committee Member

EXHIBIT INDEX

Exhibit No.	Description

23.1*	Consent of Independent Registered Public Accounting Firm

*	Filed herewith.